Exhibit 15

Letter of Ernst & Young LLP

Re Unaudited Consolidated Interim Financial Statements

The Board of Directors

Oxford Health Plans, Inc.

Trumbull, Connecticut

We are aware of the incorporation by reference in the Registration Statement on Form S-8 of Oxford Health Plans, Inc. for the registration of 650,000 shares of its common stock and an indeterminate amount of payment obligations thereunder of our reports dated April 29, 2003, July 25, 2003 and October 23, 2003, except for Note 12, as to which the date is October 28, 2003, relating to the unaudited consolidated interim financial statements of Oxford Health Plans, Inc. that are included in its Form 10-Qs for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003.

Ernst & Young LLP

New York, New York
December 9, 2003